                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2000
                                         --------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    X                Form 40-F
                       -------                        -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                           No      X
                       -------                        -------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A
                                      ---


Description of document filed:  AMVESCAP PLC Preliminary Results for Year Ended
                                -----------------------------------------------
                                31 December 1999
                                ----------------

[AMVESCAP LOGO APPEARS HERE]                                      PRESS RELEASE


    CONTACTS:  ROBERT F. MCCULLOUGH                ANGUS MAITLAND
               Chief Financial Officer             The Maitland Consultancy
               404-724-4251                        (44) 0171-379-5151
               (44) 0171-626-3434

    AMVESCAP PLC REPORTS PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 1999

LONDON, 3 FEBRUARY 2000 - AMVESCAP reported that profit before tax and goodwill amortisation increased 38% to (pound sterling)319.8 million ($518.1 million) from (pound sterling)231.3 million ($388.6 million) in 1998. Diluted earnings per share before goodwill amortisation and exceptional item increased 35% to 32.7p for the 1999 year (1998: 24.3p). Basic earnings per share before goodwill amortisation and exceptional item increased to 34.0p (1998: 26.0p). Revenues amounted to (pound sterling)1,072.4 million ($1,737.3 million) compared to (pound sterling)802.2 million ($1,347.7 million) in 1998 (NYSE: AVZ).

---------------------------------------------------------------------------------------------------
                                                             RESULTS FOR YEAR ENDED
                                                           1999                   1998
                                                ------------------------  -------------------------
Revenues                                                        1,072.4m                     802.2m
Profit before tax, exceptional item and
  goodwill amortisation                                           319.8m                     231.3m
Earnings per ordinary share before
  exceptional item and goodwill amortisation:
     --basic                                                       34.0p                      26.0p
     --diluted                                                     32.7p                      24.3p
Earnings per ordinary share:
     --basic                                                       28.3p                      15.7p
     --diluted                                                     27.1p                      14.7p
Dividends per share                                                 9.0p                       8.0p
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                                                             RESULTS FOR YEAR ENDED
                                                           1999+                    1998+
                                               -------------------------  -------------------------
Revenues                                                       $1,737.3m                  $1,347.7m
Profit before tax, exceptional item and
  goodwill amortisation                                        $  518.1m                  $  388.6m
Earnings per ordinary share before
  exceptional item and goodwill amortisation:
     --basic                                                      $2.75*                     $2.18*
     --diluted                                                    $2.65*                     $2.04*
Earnings per ordinary share:
     --basic                                                      $2.29*                     $1.32*
     --diluted                                                    $2.20*                     $1.23*
Dividends per share                                               $0.73*                     $0.67*
---------------------------------------------------------------------------------------------------

* Per American Depository Share equivalent to 5 ordinary shares.
+ For the  convenience of the reader, pounds sterling for the year ending 31
  December 1999 have been translated to U.S. dollars using $1.62 per (pound sterling)1.00 (1998: $1.68 per(pound sterling)1.00).

"The past year has been outstanding in many ways and the momentum of our business is exceptional," said Mr. Charles W. Brady, Chairman and Chief Executive Officer. "The investment performance across our AIM and INVESCO products is producing results that reflect the discipline we place in each investment style we follow and we are receiving the benefits from the investments in infrastructure we made during the early part of the decade. Marketing and new business generation for 1999 again set records and our customer service continues to be recognised as one of the industry's best."

The 1998 results include the GT Global business from 1 June 1998 and include an exceptional charge of (pound sterling)48.6 million relating to the integration of the GT Global business activities.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") reached (pound sterling)431.1 million ($698.4 million) for 1999, compared to (pound sterling)309.5 million ($520.0 million) for the 1998 period. Net debt at 31 December 1999 amounted to (pound sterling)511.0 million ($827.8 million), a decrease of (pound sterling)119.4 million ($191.6 million) since the end of 1998 (excluding amounts held for deposit in the Company's unit trusts).

Profit before tax and goodwill amortisation for the three months ended 31 December 1999 amounted to (pound sterling)88.0 million ($142.6 million) compared to (pound sterling)56.4 million ($94.8 million) for the fourth quarter of 1998, an increase of 56%. Diluted earnings per share before goodwill amortisation amounted to 9.2p for the 1999 period (1998: 6.2p). Revenues for the fourth quarter of 1999 increased by 33% from the prior year and 7% over the previous quarter of 1999. Profit before tax in the last quarter of 1999 includes charges of approximately (pound sterling)15 million ($25 million) relating to larger bonuses due to the increased volumes of activity and final costs associated with the Y2K year-end support activities.

Funds under management totalled $357.4 billion ((pound sterling)220.6 billion) at 31 December 1999, an increase of $82.0 billion over 31 December 1998. Average funds under management were $294.9 billion for the year 1999. Average funds under management amounted to $323.6 billion for the fourth quarter compared to $291.8 billion for the previous quarter and $258.3 for the fourth quarter of 1998.

The Group's effective tax rate on ordinary profit (before amortisation and exceptional item) was 31.9% for the current year compared to 32.5% in 1998. This decline was due to the realisation of prior year tax losses resulting from a more efficient tax structure relating to the GT businesses.

The Board has recommended a final dividend of 5.5p resulting in a total dividend of 9.0p for 1999 (1998: 8.0p). This is an increase of 13% over the prior year and the seventh consecutive year that the dividend has been increased. This dividend, if approved by the shareholders at the Annual General Meeting in April, will be paid on 3 May 2000 to shareholders on the register on 7 April 2000. The ex-dividend date for the dividend will be 3 April 2000.

THE YEAR IN REVIEW

" The year ended 31 December 1999 marks the conclusion of an unparalleled decade for global capital markets and for our industry," noted Mr. Charles W. Brady, Chairman and Chief Executive Officer. "Our Company has capitalised on the rapid build-up in personal equity and is well-positioned to benefit from the shift toward personal savings in many of the major countries around the world. AMVESCAP has become a truly global investment company as distinguished from a company engaged in global investing," said Mr. Brady.

MANAGED PRODUCTS
The Managed Products group had an exceptional year in 1999 with revenues and operating profits reaching record levels for both AIM and INVESCO fund groups. AIM and INVESCO had net new business of $7.6 billion and $3.4 billion during the year, fueled by excellent investment performance, continued promotion of our brands and record gross sales levels. According to an independent survey, the diversified equity funds for AIM and INVESCO ranked third in investment performance among the ten largest US fund groups with a combined return of 35.7% for 1999. Funds under management increased to $199.7 billion at 31 December 1999, an increase of $65.2 billion for the year.

US INSTITUTIONAL
Revenue and operating profits improved by 21% and 9%, respectively over the prior year. While the unit continues to experience a net loss of assets caused by the shift to index products, the flow from active to passive management has declined in the latter part of the year, and the group continues to rank among the largest active-only asset managers in the US. Marketing activity for 1999 produced gross sales of $11.3 billion of new business and about 100 new clients.

INVESCO GLOBAL
INVESCO Global's performance in generating new business in 1999 was excellent. This business is leveraging its infrastructure, resulting in operating profits of (pound sterling)49.6 million ($80.4 million) in 1999, an increase of 56% over 1998, and a record operating margin level. Funds under management stood at $57.2 billion at 31 December 1999, compared to $40.8 billion at the end of the prior year. This 40% increase was due to record gross sales of $23.2 billion experienced across the business coupled with the strength in the markets. The business in Continental Europe doubled during 1999, due in large measure to the impact of the Euro, and Asia saw net sales grow by over 300% from 1998 levels. INVESCO's presence in the UK markets and in the offshore product range also reached record levels due to strong investment performance and marketing successes.

RETIREMENT AND BENEFIT SERVICES
Retirement Benefit Services had strong momentum throughout the year, generating over $3.3 billion in net new business for various units of AMVESCAP during the year. It is responsible for over $23.6 billion in funds under management for all distribution channels and the group currently services over 421 separate retirement plans with approximately 336,000 plan participants.

OUTLOOK
"I am very optimistic about the future for our industry and our Company," noted Mr. Brady. "However, as ever, we recognise that capital markets are volatile and that we must be ready to adjust expense levels to remain in line with our revenues quickly in the event of major corrections, without altering our strategy of creating value for our shareholders."

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Frankfurt Stock Exchanges with the symbol "AVZ."

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                     YEAR ENDED
                                 --------------------------------------------------
                                          31 DEC                     31 DEC
                                           1999                       1998
                                 -------------------------  -----------------------
REVENUES                         (pound sterling)1,072,350  (pound sterling)802,172
Operating expenses                                (719,637)                (544,856)
                                 -------------------------  -----------------------
                                                   352,713                  257,316
Exceptional item                                        --                  (48,600)
Goodwill amortisation                              (36,754)                 (21,221)
                                 -------------------------  -----------------------
OPERATING PROFIT                                   315,959                  187,495
Investment income                                   11,809                   12,183
Interest payable                                   (44,726)                 (38,200)
                                 -------------------------  -----------------------
PROFIT BEFORE TAXATION                             283,042                  161,478
Taxation                                          (102,010)                 (67,373)
                                 -------------------------  -----------------------

PROFIT AFTER TAXATION                              181,032                   94,105
Dividends                                          (58,244)                 (50,594)
                                 -------------------------  -----------------------
RETAINED PROFIT                  (pound sterling)  122,788  (pound sterling) 43,511
                                 -------------------------  -----------------------
EARNINGS PER ORDINARY
  SHARE BEFORE GOODWILL
  AMORTISATION AND
  EXCEPTIONAL ITEM:
   ---basic                                          34.0p                    26.0p
   ---diluted                                        32.7p                    24.3p
                                 -------------------------  -----------------------
EARNINGS PER ORDINARY SHARE:
   ---basic                                          28.3p                    15.7p
   ---diluted                                        27.1p                    14.7p
                                 -------------------------  -----------------------

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                  THREE MONTHS ENDED
                                 --------------------------------------------------
                                          31 DEC                    31 DEC
                                           1999                      1998
                                 -------------------------  -----------------------
REVENUES                         (pound sterling)  295,699  (pound sterling)221,975
Operating expenses                                (201,334)                (156,714)
                                 -------------------------  -----------------------
                                                    94,365                   65,261
Goodwill amortisation                               (9,271)                  (9,812)
                                 -------------------------  -----------------------
OPERATING PROFIT                                    85,094                   55,449
Investment income                                    4,381                    3,641
Interest payable                                   (10,724)                 (12,527)
                                 -------------------------  -----------------------
PROFIT BEFORE TAXATION                              78,751                   46,563
Taxation                                           (26,678)                 (16,048)
                                 -------------------------  -----------------------
PROFIT AFTER TAXATION                               52,073                   30,515
Dividends                                          (35,544)                 (31,694)
                                 -------------------------  -----------------------
RETAINED PROFIT                  (pound sterling)   16,529  (pound sterling) (1,179)
                                 -------------------------  -----------------------
EARNINGS PER ORDINARY
  SHARE BEFORE GOODWILL
  AMORTISATION:
   ---basic                                           9.6p                     6.5p
   ---diluted                                         9.2p                     6.2p
                                 -------------------------  -----------------------
EARNINGS PER ORDINARY SHARE:
   ---basic                                           8.1p                     4.9P
   ---diluted                                         7.8p                     4.7p
                                 -------------------------  -----------------------

                                  AMVESCAP PLC
                              GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                          31 DEC                    31 DEC
                                           1999                      1998
                                 -------------------------  -----------------------
FIXED ASSETS
Tangible assets                  (pound sterling)  108,021  (pound sterling) 88,781
Investments                                        128,921                  131,738
Goodwill                                           664,135                  711,795
                                 -------------------------  -----------------------
                                                   901,077                  932,314

CURRENTS ASSETS
Debtors:  amounts falling due
  within one year                                  675,856                  479,381
Investments                                         60,135                   79,469
Cash at bank and in hand                           189,732                  119,651
                                 -------------------------  -----------------------
                                                   925,723                  678,501

CREDITORS:  AMOUNTS FALLING
  DUE WITHIN ONE YEAR                             (706,289)                (550,397)
                                 -------------------------  -----------------------

NET CURRENT ASSETS                                 219,434                  128,104
                                 -------------------------  -----------------------
TOTAL ASSETS LESS CURRENT
  LIABILITIES                                    1,120,511                1,060,418

CREDITORS:  AMOUNTS FALLING
  DUE AFTER MORE THAN ONE YEAR
  LONG-TERM DEBT                                  (659,120)                (686,010)
PROVISIONS FOR LIABILITIES
  AND CHARGES                                      (24,730)                 (43,438)
                                 -------------------------  -----------------------

NET ASSETS                       (pound sterling)  436,661  (pound sterling)330,970
                                 =========================  =======================
CAPITAL AND RESERVES
Called up share capital          (pound sterling)  168,617  (pound sterling)167,506
Share premium account                              478,860                  469,382
Profit and loss account                            380,717                  257,929
                                 -------------------------  -----------------------
                                                 1,028,194                  894,817
Other reserves                                    (591,533)                (563,847)
                                 -------------------------  -----------------------
SHAREHOLDERS' FUNDS,
  EQUITY INTERESTS               (pound sterling)  436,661  (pound sterling)330,970
                                 =========================  =======================

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                               YEAR ENDED
                                                             --------------------------------------------------
                                                                       31 DEC                   31 DEC
                                                                        1999                     1998
                                                             -------------------------  -----------------------
OPERATING PROFIT                                             (pound sterling)  315,959  (pound sterling)187,495
Amortisation and depreciation                                                  103,295                   61,181
Change in debtors, creditors and other                                         (53,207)                (88,815)
                                                             -------------------------  -----------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                      366,047                  159,861
                                                             -------------------------  -----------------------

Interest paid, net of investment income                                        (31,025)                 (23,406)
Taxation                                                                       (56,457)                 (60,111)
Capital expenditures, net of sales                                             (56,721)                 (54,644)
Net (disposals) / purchases of fixed asset investments                           6,425                  (18,706)
Acquisitions                                                                         -                 (126,959)
Dividends paid                                                                 (54,391)                 (44,410)
Net (repayment) / incurrence of debt                                          (106,744)                 220,358
Foreign exchange on cash at bank and in hand                                     2,947                   (3,013)
                                                             -------------------------  -----------------------
INCREASE IN CASH AT BANK AND IN HAND                         (pound sterling)   70,081  (pound sterling) 48,970
                                                             =========================  =======================

                                 AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                                       YEAR ENDED 31 DEC 1999
                                        ------------------------------------------------------------------------------
                                                 REVENUES                   EXPENSES                   PROFIT
                                        --------------------------  ------------------------  ------------------------
Managed Products                        (pound sterling)   644,814  (pound sterling)(356,912)  (pound sterling)287,902
US Institutional                                           172,657                  (112,333)                   60,324
INVESCO Global                                             223,913                  (174,340)                   49,573
Retirement and Benefit Services                             30,966                   (33,906)                   (2,940)
New Business Expense                                            --                   (11,840)                  (11,840)
Corporate                                                       --                   (30,306)                  (30,306)
                                        --------------------------  ------------------------  ------------------------
                                                         1,072,350                  (719,637)                  352,713
Goodwill amortisation                                           --                   (36,754)                  (36,754)
                                        --------------------------  ------------------------  ------------------------
                                        (pound sterling)1,072,350   (pound sterling)(756,391) (pound sterling) 315,959
                                        ==========================  ========================  ========================

                                                                       YEAR ENDED 31 DEC 1999
                                        ------------------------------------------------------------------------------
                                                 REVENUES                   EXPENSES                   PROFIT
                                        --------------------------  ------------------------  ------------------------
Managed Products                        (pound sterling)   488,936  (pound sterling)(290,562)  (pound sterling)198,374
US Institutional                                           143,221                   (88,027)                   55,194
INVESCO Global                                             150,511                  (118,784)                   31,727
Retirement and Benefit Services                             19,504                   (26,811)                   (7,307)
New Business Expense                                            --                    (3,920)                   (3,920)
Corporate                                                       --                   (16,752)                  (16,752)
                                        --------------------------  ------------------------  ------------------------
                                                           802,172                  (544,856)                  257,316
Goodwill amortisation                                           --                   (21,221)                  (21,221)
                                        --------------------------  ------------------------  ------------------------
                                        (pound sterling)   802,172  (pound sterling)(566,077) (pound sterling) 236,095
                                        ==========================  ========================  ========================

                                     NOTES

1. The taxation charge is primarily made up from overseas taxation. After adjusting for the amortisation of goodwill and the exceptional item, the effective tax rate for 1999 was 31.9%, compared to 32.5% in 1998.

2. The Directors consider that profit before goodwill amortisation and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.

                                                                                 1999
                                                   --------------------------------------------------------------
                                                         PROFIT BEFORE
                                                           GOODWILL            NUMBER OF
                                                         AMORTISATION            SHARES           PER SHARE
                                                     (pound sterling)'000        '000               AMOUNT
                                                   ---------------------- --------------------   ----------------
     BASIC EARNINGS PER SHARE                                     217,786              639,636              34.0p
                                                                                                =================
     ISSUANCE OF OPTIONS                                               --               27,271
                                                   ---------------------- --------------------  -----------------
     DILUTED EARNINGS PER SHARE                                   217,786              666,907              32.7p
                                                   ====================== ====================  =================

                                                                                 1998
                                                   --------------------------------------------------------------
                                                         PROFIT BEFORE
                                                            GOODWILL              1999
                                                        AMORTISATION AND        NUMBER OF
                                                       EXCEPTIONAL ITEM          SHARES           PER SHARE
                                                     (pound sterling)'000        '000               AMOUNT
                                                  ----------------------- --------------------  -----------------
     Basic earnings per share                                     156,126              601,234              26.0p
                                                                                                =================
     Issuance of options                                               --               33,145
     Conversion of loan note                                          521                8,977
                                                   ---------------------- --------------------  -----------------
     Diluted earnings per share                                  156,647               643,356              24.3p
                                                   ====================== ====================  =================

3.   Dividends for 1999 and 1998 were as follows:

                                                                        1999                      1998
                                                               (pound sterling)'000      (pound sterling)'000
                                                               --------------------      --------------------
     Interim paid: 3.5p per share (1998: 3.0p)                                22,700                   18,900
     Final proposed: 5.5p per share (1998: 5.0p)                              35,544                   31,694
                                                               --------------------      --------------------
                                                                              58,244                   50,594
                                                               =====================     ====================

     Subject to shareholders' approval at the Annual General Meeting in April 2000, the final dividend in respect of 1999 will be paid on 3 May 2000 to shareholders on the register at the close of business on 7 April 2000. The ex-dividend date for the final dividend will be 3 April 2000.

4. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 1999 or 1998. Statutory accounts for 1998 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                                                  MANAGED PRODUCTS
                                                                  ----------------
                                    TOTAL                   AIM                   INVESCO                 US INST
                          ----------------------  ----------------------  ----------------------  ----------------------
31 DEC 1998                               $275.4                  $111.6                  $ 22.9                  $ 93.9
MARKET GAINS                                57.5                    30.0                     8.3                     5.9
NET NEW (LOST) BUSINESS                     10.6                     7.6                     3.4                    (5.8)
CHANGE IN US MONEY                          17.0                    17.0                      --                      --
   MARKET FUNDS
TRANSFERS                                     --                    (1.0)                   (0.2)                   (1.5)
FOREIGN CURRENCY                            (1.1)                    0.1                      --                      --
OTHER *                                     (2.0)                     --                      --                      --
                          ----------------------  ----------------------  ----------------------  ----------------------
31 DEC 1999                               $357.4                  $165.3                   $34.4                   $92.5
                          ----------------------  ----------------------  ----------------------  ----------------------
31 DEC 1999 +             (pound sterling) 220.6  (pound sterling) 102.1  (pound sterling)  21.2  (pound sterling)  57.1
                          ----------------------  ----------------------  ----------------------  ----------------------

+ Translated at $1.62 per (pound sterling)1.00.
* Adjusted for assets held in custody without fee and assets replaced by service fees.

                                         MANAGED PRODUCTS
                                         ----------------
                                 GLOBAL                   RBS
                          ----------------------  ----------------------
31 DEC 1998                               $ 40.8                  $  6.2
MARKET GAINS                                12.5                     0.8
NET NEW (LOST) BUSINESS                      4.6                     0.8
CHANGE IN US MONEY
   MARKET FUNDS                               --                      --
TRANSFERS                                    2.5                     0.2
FOREIGN CURRENCY                            (1.2)                     --
OTHER *                                     (2.0)                     --
                          ----------------------  ----------------------
31 DEC 1999                               $ 57.2                  $  8.0
                          ----------------------  ----------------------
31 DEC 1999 +             (pound sterling)  35.3  (pound sterling)   4.9
                          ----------------------  ----------------------

+ Translated at $1.62 per (pound sterling)1.00.
* Adjusted for assets held in custody without fee and assets replaced by service fees.


                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                                     YEAR ENDED 31 DEC
                                                      --------------------------------------------------
                                                                1999                    1998
                                                      -----------------------  -------------------------
NET PROFIT UNDER UK GAAP                              (pound sterling)181,032  (pound sterling)   94,105
US GAAP ADJUSTMENTS:
        Acquisition accounting differences                            (76,380)                   (36,091)
        Taxation                                                      (14,578)                   (13,613)
        Other                                                          (2,040)                      (150)
                                                      -----------------------  -------------------------
NET INCOME UNDER US GAAP                              (pound sterling) 88,034  (pound sterling)   44,251
                                                      =======================  =========================
EARNINGS PER ORDINARY SHARE:
 ---basic                                                                 14p                         7p
 ---diluted                                                               13p                         7p
EARNINGS PER SHARE BEFORE GOODWILL AMORTISATION:
  --basic                                                                 24p                        17p
  --diluted                                                               23p                        16p


                                                              31 DEC 99               31 Dec 98
                                                      -----------------------  -------------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP                     (pound sterling)436,661 (pound sterling)   330,970
US GAAP ADJUSTMENTS:
        Acquisition accounting differences                            993,765                  1,022,254
        Deferred taxation                                                 584                     (1,027)
        Treasury stock                                               (132,615)                  (131,857)
        Employee stock ownership plans                                      -                     (2,309)
        Dividends                                                      35,544                     31,694
        Other                                                           3,373                      5,381
                                                      -----------------------  -------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                  (pound sterling)1,337,312  (pound sterling)1,255,106
                                                      =======================  =========================

                                    page 10

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AMVESCAP PLC
                                      ---------------------------
                                             (Registrant)

 Date 3rd February, 2000              By /s/ MICHAEL S. PERMAN
      ------------------                 ------------------------
                                             (Signature)

                                          Michael S. Perman
                                          Company Secretary